Sly Fox Brewing Co.

Eating and Drinking Brewery Food Pittsburgh Beer

We're Coming To The 'Burgh

SLYFOXBEER.COM





We've been brewing and packaging beer since 1995. In fact, we were the first craft brewery in the region to produce cans for sale, which are now sold in 6 states and DC. We have two brewpubs now and are days away from opening our third location in Wyomissing. We have positioned ourselves for aggressive growth in 2019. This expansion... more

John Giannopoulos Owner, Managing Director @ Sly Fox Brewing Co.

Why you may want to support us...

1. The Giannopoulos family has been in the craft beer and brewpub business for over twenty-three years.
2. Winners of multiple Great American Beer Festival medals for outstanding craft beers.
3. Our current brewpubs in Phoenixville and Pottstown combine for more than $3.2 million in annual sales.
4. As part of our Community Footprint Strategy, we've leased over 6,000 SF within McKnight Reality Partners' $100+ million "The Highline" redevelopment Project, as well as 1,700 SF in the downtown River Vue Complex at The Point.
5. With a population of over 2.36 million people, Pittsburgh has quickly become one of the hot spots on the craft beer scene.

Why people love us



I'm looking forward to Sly Fox's entrance into Pittsburgh! PJ Oris has been keeping me posted on its growth plans and progress and I'm impressed by the thoughtful approach used by Sly Fox and the skilled management team it has assembled. Sly Fox also makes great products! It will be a welcome addition to the thriving downtown and southside neighborhoods.

John Kaye
Managing Director Of Endowment - University of Pittsburgh



McKnight is thrilled to have Sly Fox Brewing Company join The Highline as its lead retail tenant. Their PA roots and devotion to the community is reflective of McKnight's core values and the symbolism of revitalizing this historic riverfront landmark. Their direct access to the Three River Heritage Trail will be a great amenity to outdoor enthusiasts and visitors alike.

Izzy Rudolph
Director of Development & Acquisitions - McKnight Realty Partners



Working with the Sly Fox Brewing Company to expand into the Pittsburgh market has been a great experience. As business owners, their passion and craft is evident in their 20+ years of awards and success. I am very fortunate to have developed a relationship with the caring and generous people behind the Sly Fox brand and am confident that Pittsburghers are going to love having them in their city. Sly Fox's two new locations are going to be a great addition to Pittsburgh's booming local beer scene and will anchor their presence here for a long time.

Justin Walbert
Retail Associate - JLL



We couldn't be more excited to welcome Sly Fox to Pittsburgh's already vibrant craft beer scene! With two premier locations Downtown and in Southside, our favorite new brewery is sure to appeal to residents and visitors alike. Whether you're a craft beer aficionado, or simply looking for a fun place to meet up with friends and family, Sly Fox is going to be your new favorite place to be!

Bill Krieger
VP, Managing Director - Gleason

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



John Giannopoulos
Owner, Managing Director
Turned a homebrew hobby into a brewpub, a tasting room, and a production brewery.



Pete Giannopoulos
Owner, Managing Partner
15+ years in sales. Started homebrewing 30 years ago. Founded Sly Fox in 1995.



PJ Oris
Partner Sly Fox Hospitality Group



Mike Keefe
General Manager | Sly Fox Taphouse at the Point



Craig Coffman
Corporate Director Of Hospitality



Tim Ohst
Director of Brewery Operations

Some of our investors

WE'VE RAISED $489,400 FROM 144 INVESTORS SINCE OUR FOUNDING

Ricardo Allen
6 Year Professional Athlete passionate about making dreams a reality! Nothing is off the table, hit me with your best shot!

Todd Palmer
A writer, designer and marketer effectively communicating the client brand, message and position to achieve meaningful results.

Brandon Neal
Active and hardworking individual who believes in making things happen.

Hugh Connelly
Finance professional and entrepreneur.

Corey Smith
Corey Benjamin Smith

Sean Harris
Owner of Raytona Recordings out of Lees Summit Missouri. Musician. Dad of three. Navy Vet.

Todd Lisy
Physician Pioneer Physicians Network

Curtis Adams
Tax Accountant by profession, investor by hobby

Gigi N McCullar
Work with Food Karma/Karma Cafe in Abq

along with 135 other investors

In the news

Downloads

Sly Fox PITTSBURGH.pdf

Sly Fox Has Been a Top Craft Brewery in Pennsylvania for Decades

Now we're building on our success to open two locations in Pittsburgh.

We're More Than Just A Brewpub

Our brewpubs have been the epicenter of the Sly Fox brand, a gathering spot for beer lovers to enjoy our award-winning brews, delicious food, and a family-friendly atmosphere.






SLY FOX













Can't Miss Sly Fox Events

Whether it's the famous Running Of the Goats at the Sly Fox Bock Fest or one of the biggest Can Jam Tournaments in the country, our one-of-a-kind events introduce our brand to new consumers and strengthen existing relationships.



Sly Fox Goat Races & Bock Festival



Independently Brewed In Pennsylvania

Sly Fox Brewing Co. has been crafting award-winning ales and lagers for over 23 years. Several years ago, our annual production level exceeded 15,000 barrels and we attained the status of a Regional Brewery. In 2018, production exceeded 21,000 barrels a year. As we continue our growth strategy with additional brewpubs across the state of Pennsylvania, these numbers will continue to rise.







Two Great Locations In The Heart Of Pittsburgh


Sly Fox

Sly Fox Taphouse at The Point


Sly Fox

Sly Fox Brew Lab & Pub at The Highline

We've recently signed leases at two great locations within downtown Pittsburgh. The first being at the entrance of the Golden Triangle - The Point at River Vue. The Point offers the ultimate urban living and dining experiences. It's just across the street from beautiful, Point State Park which is home to several downtown festivals and fairs. Our second location will be part of the massive redevelopment project at the former Terminal Building on the South Side. This project will be home to new office buildings, residential and retail spaces in an urban campus setting creating a hip, live-work-play space.

If You Build It, They Will Come



Financial Projections and Current Traction

As the popularity of craft beer continues to rise, our brewpubs offer an excellent opportunity to introduce our award-winning brews to new consumers. We're confident, with our 20+ years in the business, our new Pittsburgh locations will see immediate results and achieve our financial goals.

Our first Pittsburgh location, the Sly Fox Taphouse at The Point, will be opening in early July. This location will only require a minor renovation to the kitchen area and installation of draft lines. Located in the center of Pittsburg, the Taphouse will act as a marketing hub to introduce our award winning beers to new patrons.

The second location, the Sly Fox Brew Lab & Pub, will entail a much more extensive buildout. We're targeting an October or early November opening date. We are thrilled to be part of The Terminal Redevelopment Project and the atmosphere this new live-work-play environment will create. The Brew Lab & Pub will quickly become a major draw in the Pittsburgh beer scene.

$365,00.00	$500,000	$150,000
Amount already committed**	Total amount needed for Terminal Building	Total amount needed for The Point

$1.2M	$1.0M
Projected revenue in Year 1 Terminal Building	Projected revenue in Year 1 The Point

We've worked with the property developers and management teams to include significant tenant improvement allowances for both The Point and the Terminal Building projects. These funds will off-set the total buildout costs for each location. We also have capital set aside with the new Sly Fox Hospitality Group that will be used with the buildout of each location.

Letter from the Founders

May 2nd, 2019

Dear Investors,

We started this journey almost 23 years ago. Looking back, I don't think we ever imagined where the Sly Fox Brewhouse & Eatery would lead. We are very proud of our corporate growth, building expansions, and many successes along the way. Each milestone we achieved brought plenty of hardships, but we pushed forward, picked ourselves up, and learned from our mistakes.

Through our development, one thing hasn't changed – I love sharing a pint of a Sly Fox brew with our customers. Laughing, joking, and sharing stories connects us all. For me, it's always been about our guests and enjoying great beers with them.

Our brewpubs are a big part of the communities we're in. Our establishments are gathering spots for diverse individuals that enjoy each other's company and great beer. Over the years, we have had tremendous support from our friends and neighbors. Our new locations in Pittsburgh are going to be more of the same. We're working to establish a rapport in the community through special events, local festivals, and our existing on-premise accounts.

We're confident we'll be as successful in Pittsburgh as we are in Phoenixville, Pottstown, and Wyomissing. The people may change, but the community atmosphere will surely continue. We look forward to new smiles, more laughs, and endless stories. People like great beer, great food, and great service. We not only strive to deliver all three, but we focus on providing an inviting atmosphere that creates lasting friendships.

This Wefunder Campaign is an extension of our community footprint strategy. It's a great opportunity to invite friends and neighbors to be part of our growth plan from the beginning. We're excited about this opportunity to involve you in our business and look forward to growing the craft beer culture with your help.

I look forward to sitting down together at one of our new locations in Pittsburgh enjoying a pint.

Cheers.



John Giannopoulos

Sly Fox Brewing Company

Managing Partner

Investor Q&A

– COLLAPSE ALL

What does your company do?

We've been brewing and packaging beer since 1995. In fact, we were the first craft brewery in the region to produce cans for sale, which are now sold in 6 states and DC. We have two brewpubs now and are days away from opening our third location in Wyomissing. We have positioned ourselves for aggressive growth in 2019. This expansion will include two new locations in the Pittsburgh area - the historic Terminal Building Redevelopment Project and at The Point, the tip of the "Golden Triangle."

Where will your company be in 5 years?

As 23+ year veterans of the craft beer and brewpub business, we've seen the industry grow and develop into what it is today. With an increasingly crowded brewery market, it's time to innovate. We've recently launched our community footprint strategy targeting secondary markets and opening additional brewpubs in order to increase marketshare and broaden brand exposure. .

What is Sly Fox?

What started as a home-brewing experiment, has evolved into a one-of-a-kind experience; a world-class, award-winning brewery that features a calendar of unique and exciting events. Whether it’s enjoying a pint of our craft beer with a kielbasa pizza at the brewpub or watching the running of the goats at the Bock Fest, we have become a brand that consumers recognize and embrace.
The brewery is known as one of the first independent craft beer makers in the region and, with a culture that has evolved over the last 22 years, the Sly Fox Brewing Company now distributes our popular beers to seven Mid-Atlantic States. We manage two destination brewpubs including the original Brewhouse and Eatery in Phoenixville, PA and a Tasting Room connected to the brewery in Pottstown, as well as opening our third location, the Sly Fox Taphouse at the Knitting Mills in Wyomissing, within a few weeks.

How did Sly Fox begin?

Almost thirty years ago my brother Pete and I were into homebrewing and, as fate would have it, he lost his job and we decided to investigate opportunities in the fledgling craft brewing industry. We kicked some ideas around, did lots of research, and decided to open a brewpub.

How have you grown in the last few years?

The original brewpub in Phoenixville opened in 1995. It was a modest operation but it was one of the very first independent breweries in the region and it became a very popular restaurant. Our beer supply couldn’t keep up with distribution demand so, in 2004, we opened a 20-barrel production brewery and accompanying restaurant in nearby Royersford, PA. After seven years, increasing demand once again made greater production capacity a necessity. In 2012, we relocated brewing operations to our current Pottstown location equipped with a state-of-the-art German 40-barrel brewhouse. Our distribution has grown state by state and, as regional competition has increased, Sly Fox has maintained a stable position among restaurant goers and beer consumers.

What kinds of beers do you produce?

Although Sly Fox is highly regarded for our lagers, we produce a wide range of styles with the common thread of quality and authenticity. Our brewing philosophy is a delineating factor between Sly Fox and many competitors. We've brewed all varieties of beer over the last two decades–from best-in-class lagers to hop-forward ales, we've released more than 100 different beers. Sly Fox currently packages and distributes ten popular flagship beers as well as almost twenty anticipated seasonal varieties and experimental brews.
Interestingly, Sly Fox was a pioneer of craft beer in cans and one of the first independent breweries to install a canning line and go all in on aluminum over glass. Sly Fox is also one of the few breweries in the entire country that uses the 360-degree wide-open end on cans available throughout Pennsylvania. We also offer the Wide Open Variety Pack featuring four favorites with the wide-open lid can that drinks like a glass.

What's your revenue breakdown?

The Sly Fox Brewing Company in Pottstown does about $6 million in annual sales, $1.5 million of which is from the tasting room and $4.5 million is in distribution. That location has been growing fast–the last couple of years have seen sales increases of 25% to 35%. Growing at that rate becomes more difficult as you reach our revenue size. The brewing industry has seen a lot of entrants in the last five years. There are more than 6,000 independent breweries now, many of which distribute in our markets. The brewery is forecasting at 5% to 10% growth in 2018.
The mature Phoenixville Brewhouse and Eatery is about a $1.8 million location that advances 5% to 6% annually.
In total, Sly Fox is an $8 million company. As part of our community footprint strategy, we boast the potential to increase revenues with the current model while developing opportunities in new markets.

Tell me about your distribution setup.

Sly Fox Brewing Company markets to consumers with direct sales from our brewpub locations. Our beers are also sold to wholesalers, who then sell it to distribution outlets. These beer stores and taverns also sell to consumers. Sly Fox has cultivated valuable relationships with some of the largest beer wholesalers in the Mid-Atlantic region and our products are currently available throughout Pennsylvania, New York, New Jersey, Maryland, Virginia, Delaware, and Washington, DC.
Although beer is sold and delivered by our wholesale partners, the Sly Fox sales team has built long-lasting relationships with distributorships, restaurant owners, taverns, supermarkets, and other channels to proactively enhance and facilitate sales.

How do you approach branding?

Although Sly Fox is continually evolving, introducing new products, and retooling our events; we've always been a family-owned company that cares about the communities in which we operate. That fact, combined with our brewing philosophy, has defined our brand personality and we've always been decisive about nurturing and promoting the brand successfully.

Our marketing mission and objectives are defined in an evolving strategic plan. The plan is supported by detailed brand standards that define everything from product promotions to can designs. The style guide and an organized archive of approved marketing assets are shared with our wholesaling partners and distribution points.

The early adoption of cans made Sly Fox popular with outdoor enthusiasts and we've aligned ourselves with community events in that universe in a campaign called The Outdoor Enthusiast's Choice where we highlight local legends in cycling, climbing, running, etc. This positioning campaign has increased exposure and, combined with team sponsorships and our own events, has moved the needle in a target market that is loyal to local, independent craft makers.

We also actively market to families. We're a family brewery and designed family-friendly environments to encourage their patronage. We make it so that when they come to our brewpubs they have an enjoyable and memorable experience. In turn, they spread the word and more families come. On the weekends, our Pottstown location is packed with families. Big annual events – the Bock Festival & Goat Races for instance – are attended by a huge proportion of families, so that's whom we continue to target.

Our brand management and engagement efforts are ongoing and follow an aggressive plan to introduce the brand to new audiences while maintaining the loyalty of our existing customers. Everything is predicated on our proven portfolio–a stable of popular craft beer styles and our events, both of which set us apart from our competitors.

How do you maintain your market position amid all these new breweries?

Recently we rebranded to inject some freshness and excitement into our mature brand. Consumers are always going to be attracted to what is newest and most different, at least initially. With the brand refresh, we gave that to them in an effort that included an updated company identity, all new packaging, and interior and exterior improvements at the brewpubs.

We have intellectually protected programs that continue to increase in popularity. The Sly Fox Hop Project, for example, is a limited release, small batched specialty beer that creates excitement and generates tremendous brand buzz.

Our longevity in the marketplace sets us apart from new breweries.

Sly Fox is a time-tested brewery that consistently delivers creative, high-quality, authentic beer. Our brewery is unique - not just in our region, but also nationally.

The brewery may be experiencing single-digit growth currently, but the restaurant business is where we see a real opportunity for advancement. Pennsylvania law allows breweries to have two satellite locations using the same brewery license. That means that each brewery is allowed two locations that don't brew beer. This is what is driving the expansion for which we are seeking funding.

What are your revenue projections for the first year at your new locations?

The Sly Fox Taphouse at The Point has a smaller footprint from a square footage standpoint. Our menu offering will be paired down in order to maximize the space while still providing the customer service our patrons are use to. From a revenue standpoint, we're expecting we'll be similarly sized to our Pottstown location. Knowing that, we're projecting to do somewhere between $1.4 to $1.5 million in sales. Our conservative projection is $1.25 million. However, the second location, The Sly Fox Brew Lab & Pub - will have a seven-barrel brewing system on site. This larger location will allow us to replicate our existing model and capitalize on the surrounding area - retail, residential, and recreational. With this, we have the potential to drive the volume up as high as $1.75 million.

What are you doing to generate publicity for the new location?

Two years ago we partnered with a Pittsburgh craft distiller to launch the Glove Dropper IPA to honor one of the biggest intrastate hockey rivalries in sports. This project has resinated with the local Pittsburgh community and helped to increase our brand awareness. Our sales team has been diligently hitting the streets and working with the local on-premise accounts to get our beers on tap. The response to our brand offerings has been amazing. We're expending a lot of effort to create awareness in that region well before opening. Our plan is to entrench ourselves in the neighborhood so that when people think of craft beer, they think of Sly Fox. There are three components to any restaurant's success: great beer, great food, and great service. All of that happens at our current locations, and it will happen in Pittsburgh. We are highly recognized as a producer of great beers. When people come to our Pottstown tasting room, they're blown away by the quality of the food we produce. We deliver it quickly, with friendly service. That's the game plan for Pittsburgh as well.

What risks do you face?

The influx of new breweries has certainly made this a more crowded field. That said, we've been doing this for nearly 23 years and we have a quality track record. We know what we're doing and we're good at it.
One of the biggest challenges we face in Pittsburgh is the distance between the main brewery and the new locations. We will have brewing capabilities to conduct test brews at The Highline location, allowing us to try new and innovative ideas. Our Pottstown brewers will also make frequent trips out to Pittsburgh to work with the team at the brew lab. This will help ensure the quality we've worked so hard to establish.Our sales team has done a tremendous job of planting the seeds for success in the Pittsburgh market. They've partnered with some of the top bars and restaurants to feature our craft beers and build the type of consumer following we have earned at our established locations.

Who's on your team?

The General Manager of Sly Fox Taphouse at The Point will be Mike Keefe, a long-time friend of Sly Fox, who brings several years of successful restaurant management to the table. Beyond that, we'll be offering opportunities to locals and with an extensive training program.

Why are you raising money through equity crowdfunding?

We already have a commitment from a bank to do conventional financing, as Sly Fox is an established company, but the crowdfunding option attracted us because the concept is modern, it's new, and it's what a lot of young people are interested in. With our initial raise for our new Wyomissing location, almost 90% of the investors are within a five-mile radius of the Taphouse. This has created a core community for us to build our business on. As we look at the Pittsburgh market, we're looking for similar results in order to create those advocates for our brand. They're obviously going to want us to be successful and they're going to evangelize for the brand and that has the power to grow exponentially!

Financials

Sly Fox Brewing Co. has financial statements ending December 31 2019. Our cash in hand is $61,995.29, as of December 2019. Over the three months prior, revenues averaged $51,827/month, cost of goods sold has averaged $35,820/month, and operational expenses have averaged $31,036/month.

At a Glance

April 4 to December 31

$170,610
Revenue

-$184,782
Net Loss

$42,907
Short Term Debt

$489,400
Raised in 2019

$61,995
Cash on Hand
As of 12/31/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We've been brewing and packaging beer since 1995. In fact, we were the first craft brewery in the region to produce cans for sale, which are now sold in 6 states and DC. We have two brewpubs now and are days away from opening our third location in Wyomissing. We have positioned ourselves for aggressive growth in 2019. This expansion will include two new locations in the Pittsburgh area - the historic Terminal Building Redevelopment Project and at The Point, the tip of the "Golden Triangle."

As 23+ year veterans of the craft beer and brewpub business, we've seen the industry grow and develop into what it is today. With an increasingly crowded brewery market, it's time to innovate. We've recently launched our community footprint strategy targeting secondary markets and opening additional brewpubs in order to increase marketshare and broaden brand exposure.

.

.

Milestones

SFBC Pittsburgh, LLC was incorporated in the State of Pennsylvania in April 2019.

Since then, we have:

- The Giannopoulos family has been in the craft beer and brewpub business for over twenty-three years.

- Winners of multiple Great American Beer Festival medals for outstanding craft beers.

- Our current brewpubs in Phoenixville and Pottstown combine for more than $3.2 million in annual sales.

- As part of our Community Footprint Strategy, we've leased over 6,000 SF within McKnight Reality Partners' $100+ million "The Highline" redevelopment Project, as well as 1,700 SF in the downtown River Vue Complex at The Point.

- With a population of over 2.36 million people, Pittsburgh has quickly become one of the hot spots on the craft beer scene.

Historical Results of Operations

Our company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $170,609.63. Our gross margin was 19.95%.

- *Assets.* As of December 31, 2019, the Company had total assets of $295,300.28, including $44,269.78 in cash.

- *Net Loss.* The Company has had net losses of $184,782.31 for 2019.

- *Liabilities.* The Company's liabilties totaled $532,307.17 for 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SFBC Pittsburgh, LLC cash in hand is $61,995.29, as of December 2019. Over the last three months, revenues have averaged $51,827/month, cost of goods sold has averaged $35,820/month, and operational expenses have averaged $31,036/month, for an average burn rate of $15,029 per month. Our intent is to be profitable in 12 months.

Opened our first smaller location is September of 2019. Alot of start up cost go into the financial data

By mid-to-late fall 2020, we will be operating two tap houses in the Pittsburgh area and continue to gain marketshare.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-108%	20%	-63%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$184,782.31	N/A	15%
Revenue to Receivables:	**Debt Ratio:**	
~	180%	

SFBC Pittsburgh December 2019 - Statement of Cash Flows.pdf

SFBC Pittsburgh December 2019 - Income Statement.pdf

SFBC Pittsburgh December 2019 - Balance Sheet.pdf

2018-82653-FINANCIAL STATEMENTS-2018 FS 1218-562019.PDF

Risks

1

The Company has made certain assumptions about the craft beer market and the Pittsburgh area in order to create financial projections for the business.

There is risk associated with the accuracy of these projections due to continuous changes in beer trends, new introductions, by competitors, changes in consumer preferences and shifts in consumer demographics. In order to mitigate this risk, the Company has based its key assumptions off of the operations of the other Sly Fox Brewing Co.'s brewpubs.

2 *The craft beer industry is intensely competitive.*

The company will face competition from other craft breweries as well as mass-market beer brewers and those restaurants and bars that pour those offerings. In order to lessen this risk, our plan is to continue to utilize creative marketing events and campaigns to separate ourselves from the competition.

3

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could impact our sales forecast, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

4 *A reduction in consumer demand for craft beers could harm our business.*

A limited or general decline in consumption of craft beers could occur in the future due to a variety of factors, including: a general decline in economic conditions; changes in consumer spending habits; increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving; a trend toward a healthier diet including lighter, lower calorie beverage, such as diet soft drinks, juices and water products; the increased activity of anti-alcohol consumer groups; and increased federal, state or foreign excise and other taxes on alcoholic beverage products.

5

An economic downturn in the Pittsburgh market may adversely affect consumer discretionary spending and demand for our products.

Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, levels of unemployment, and tax rates, among others. Poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.

6

Delays in demolition of existing space as well as the buildout for our new space.

We have already engaged with an architect, general contractor and sub-contractors, but any delays in the work by the developer could delay our planned opening date.

7

There is a risk of employee injuries in commercial kitchens and production facilities.

While the company makes efforts to mitigate against those risks through insurance policies and proactive safety training, work injuries do still pose a risk to business operations in the short term and as a liability in the long term.

8

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

9

Our success depends on our ability to uphold the strong reputation of our brand.

Our reputation and consumer confidence depends on the effectiveness of our marketing, our product quality, and our customer experience. Any harm to our brand could have a adverse effect on our company.

10

The company will be serving alcohol on-premise which means we are at an increased risk of consumer complaints and / or injury lawsuit.

It is also a risk that consumers may leave our location intoxicated and be involved in a crime or accident. While we will uphold the highest standards of service and continuous training efforts, there is always a risk of an unforeseen problem.

11

A disruption in brewing activities at the Sly Fox Brewery could have an adverse effect on the company.

A prolonged disruption - due to fire, industrial action or any other cause, at the brewing facility could have an adverse effect on our overall operations and ultimately, our sales forecast.

12 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John J. Giannopoulos	Managing Partner @ Sly Fox Brewing, Inc	2019

Officers

OFFICER	TITLE	JOINED
Harry Giannopoulos	Secretary Treasurer	2018
John J. Giannopoulos	Managing Partner	2019
Peter R. Giannopoulos	Partner	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Sly Fox Hospitality Group, Inc.	1 Membership Interest	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Revenue Share

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$300,000	50% Build Out (primarily tenant improvements and construction costs), 27% Equipment (small wares, glass ware, and bar supplies), 15% Business Development, 3% Marketing, 5% Wefunder Fees
$550,000	50% Build Out (primarily tenant improvements and construction costs), 27% Equipment (small wares, glass ware, and bar supplies), 15% Business Development, 3% Marketing, 5% Wefunder Fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Membership Interests	1	1	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

Join **555,045** investors who funded **371** startups with over **$132 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

wefunder.com/slyfoxpittsburgh/about is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.